Sub-Item 77K
                  Changes in Registrant's Certifying Accountant


 (a) On July 18, 2007, Ernst & Young LLP ("Ernst & Young") resigned as the Registrant's independent registered public accounting firm.

      The reports of Ernst & Young on the Registrant's financial statements as of and for the fiscal years ended December 31, 2006 and 2005 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

      During the Registrant's fiscal years ended December 31, 2006 and 2005 and the subsequent interim period preceding such resignation, (a) there were no disagreements with Ernst & Young on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Ernst & Young, would have caused them to make reference thereto in their reports on the Registrant's financial statements and (b) there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

      The Registrant has furnished a copy of the above disclosure to Ernst & Young and in response to the Registrant's request Ernst & Young has furnished the Registrant with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of such letter dated August 28, 2007 is attached as Exhibit 77Q1(f) to this Form N-SAR.

(b) On July 18, 2007, Deloitte & Touche LLP ("Deloitte & Touche") was appointed by the Registrant's Audit Committee as the Registrant's independent registered public accounting firm to audit the Registrant's financial statements for the 2007 fiscal year, and on July 19, 2007, the selection of Deloitte & Touche as the Registrant's independent registered public accounting firm for the 2007 fiscal year was approved by the Registrant's Board of Directors, including a majority of Directors who are not "interested persons" of the Registrant, as that term is defined in the Investment Company Act of 1940, as amended.

      During the Registrant's fiscal years ended December 31, 2006 and 2005 and the subsequent interim period preceding Deloitte & Touche's appointment, neither the Registrant nor anyone on behalf of the Registrant consulted with Deloitte & Touche on any matter regarding: (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Registrant's financial statements, and neither a written report was provided to the Registrant nor oral advice was provided that Deloitte & Touche concluded was an important factor considered by the Registrant in reaching a decision as to the accounting, auditing or financial reporting issue; or (2) either a disagreement or a reportable event, as defined in Item 304(a)(1)(iv) and (v) of Regulation S-K, respectively.